

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2015

Mark Noffke
Chief Financial Officer
EFactor Group Corp.
1177 Avenue of the Americas, Suite 5060
New York, NY 10036

   Re: EFactor Group Corp.
     Preliminary Information Statement on Schedule 14C
     Filed February 17, 2015
     File No. 000-51569

Dear Mr. Noffke:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Maryse Mills-Apenteng

          Maryse Mills-Apenteng
          Special Counsel

cc: Richard I. Anslow, Esq.
    Ellenoff Grossman & Schole LLP